Exhibit 12.1

LAZARD GROUP LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(a)(b)

The following table sets forth the ratio of earnings to fixed charges for Lazard Group LLC and its subsidiaries on a consolidated basis.

	Three Months Ended March 31,	Year Ended December 31,
	2006	2005	2004	2003	2002	2001
	(dollars in thousands)
Operating income from continuing operations	$78,250	$345,676	$367,824	$438,736	$357,861	$304,880
Add: Fixed charges	27,852	94,659	55,327	47,664	40,039	38,999

Operating income from continuing operations before fixed charges	$106,102	$440,335	$423,151	$486,400	$397,900	$343,879

Fixed Charges:
Interest	$24,027	$78,375	$39,551	$34,967	$29,966	$30,154
Other(c)	3,825	16,284	15,776	12,697	10,073	8,845

Total fixed charges	$27,852	$94,659	$55,327	$47,664	$40,039	$38,999

Ratio of earnings to fixed charges	3.81	4.65	7.65	10.20	9.94	8.82

(a)	Data presented relates to the Company’s continuing operations.

(b)	For purposes of computing the ratio of earnings to fixed charges:

•	earnings for the three month period ended March 31, 2006 and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 represent income from continuing operations before income taxes and minority interest in net income, and, for periods prior to May 10, 2005, the date of the Lazard Ltd equity public offering as described in Note 2 of the accompanying Notes to Unaudited Condensed Consolidated Financial Statements, before distributions for services rendered by managing directors and employee members of LAM, and before fixed charges,

•	fixed charges represent the interest expense from continuing operations and the portion of rental expense from continuing operations which represents an appropriate interest factor.

(c)	Other fixed charges consists of the interest factor in rentals.